09042638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

OCT 28 2009

Washington, DC
110

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SEC FILE NUMBER
8-17550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2008 (MM/DD/YY) AND ENDING July 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern	New York	10901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg — 800-433-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Gary Goldberg & Co., Inc., as of July 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ARNOLD E. REITER
Notary Public, State of New York
Registration # 01RE5070630
Qualified in Rockland County
My Commission Expires 12/23/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY GOLDBERG & CO., INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gary Goldberg & Co., Inc.

We have audited the accompanying statement of financial condition of Gary Goldberg & Co., Inc. as of July 31, 2009, and the related statements of income, changes in stockholders' deficiency, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company. As disclosed in Note 16 to the financial statements, generally accepted accounting principles require that certain entities under common control be consolidated by the Company. The Company has not consolidated an entity that meets the criteria for consolidation. If generally accepted accounting principles had been followed, the Companies' assets and liabilities as of July 31, 2009 would have increased by $6,058,000 and $6,362,000, and net income for the year ended July 31, 2009 would have decreased by $54,000.

In our opinion, except for the effects of not consolidating certain entities, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Gary Goldberg & Co., Inc. as of July 31, 2009, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

October 26, 2009

GARY GOLDBERG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2009

ASSETS		
Cash and cash equivalents	$	443,990
Commissions receivable		69,100
Deposit with clearing organization		50,000
Investments in unconsolidated subsidiaries, at cost		17,286
Property and equipment - at cost, net		123,179
Due from subsidiary		39,418
Due from shareholder		416,428
Officer's life insurance - cash surrender value		23,716
Prepaid expenses and other assets		17,379
	$	1,200,496
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Liabilities		
Accounts payable and accrued expenses	$	355,519
Due to clearing broker		28,103
		383,622
Commitments		
Liabilities subordinated to claims of general creditors		870,000
Stockholders' deficiency		
Preferred stock, 12 1/2% cumulative convertible, $100 par value per share, authorized 10,000 shares, issued 2,452 shares and 2,392 shares outstanding		239,200
Common stock, class A - voting, $.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and 408,900 shares outstanding		4,089
Additional paid-in capital		2,263,864
Accumulated deficit		(2,548,974)
Treasury stock, 11,350 shares of common stock - class A, at cost; and 60 shares of 12 1/2% cumulative convertible preferred stock, at cost		(11,305)
		(53,126)
	$	1,200,496

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2009

Revenues		
Commissions		
Insurance	$	2,573,235
Trading		381,833
Other		110,082
		3,065,150
Expenses		
Employee compensation and benefits		1,318,639
Commission expense		25,802
Interest		68,042
Clearance charges		160,262
Communications		37,341
Occupancy		178,945
Promotional costs		113,497
Quotation services		22,375
Regulatory fees		29,345
Depreciation and amortization		16,831
Consulting		122,887
Seminars and education		182,940
Other operating expenses		544,411
		2,821,317
Income before income taxes		243,833
Income taxes		61,269
Net income	$	182,564

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

YEAR ENDED JULY 31, 2009

	Capital Stock		Additional			
	Preferred	Common	Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balance at August 1, 2008, as previously reported	$ 19,200	$ 4,089	$ 2,263,864	$ (2,659,087)	$ (11,305)	$ (383,239)
Prior period adjustment	-	-	-	(69,329)	-	(69,329)
Balance at August 1, 2008, as restated	19,200	4,089	2,263,864	(2,728,416)	(11,305)	(452,568)
Issuance of 2,200 shares of preferred stock	220,000	-	-	-	-	220,000
Net income	-	-	-	182,564	-	182,564
Dividends paid	-	-	-	(3,122)	-	(3,122)
Balance at July 31, 2009	$239,200	$ 4,089	$ 2,263,864	$ (2,548,974)	$ (11,305)	$ (53,126)

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2009

Cash flows from operating activities		
Net income	$	182,564
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred tax expense		38,748
Depreciation and amortization		16,831
Changes in assets and liabilities		
Commissions receivable		15,798
Due from subsidiary		(427,112)
Prepaid expenses and other assets		(87,748)
Accounts payable and accrued expenses		130,553
Due to clearing broker		(3,893)
Net cash used in operating activities		(134,259)
Cash flows from investing activities		
Due from shareholder		207,829
Officer's life insurance - cash surrender value		(3,829)
Net cash provided by investing activities		204,000
Cash flows from financing activities		
Issuance of preferred stock		220,000
Dividends paid		(3,122)
Net cash provided by financing activities		216,878
Net increase in cash and cash equivalents		286,619
Cash and cash equivalents, beginning of year		157,371
Cash and cash equivalents, end of year	$	443,990
Supplemental cash flow disclosures		
Interest paid	$	52,333
Income taxes paid		6,284
Non-cash investing activities:		
Disposal of fully depreciated property and equipment, at original cost		207,458

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JULY 31, 2009

Balance, August 1, 2008	$	870,000
Proceeds (repayment) of subordinated notes		-
Balance, July 31, 2009	$	870,000

See notes to financial statements.

GARY GOLDBERG & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Gary Goldberg & Co., Inc. ("the Company") was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979, the name was again changed to Gary Goldberg & Co., Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial planning services and acts as a broker-dealer of products consisting primarily of insurance annuities and mutual funds. The Company is headquartered in Suffern, New York and operates several sales offices in New York, New Jersey and Connecticut.

The Company has two wholly owned subsidiaries that have not been consolidated in these financial statements. These subsidiaries are Gary Goldberg Planning Services, Inc. (GGPS), which provides investment advisory services, and Gary Goldberg Advisory Services, Inc. (GGAS), which is currently inactive. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives or the term of the lease, whichever is shorter.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a settlement date basis. Commissions derived from the marketing of insurance investments and annuity investments, are recorded on a trade date basis.

Advertising and Promotion
The Company expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended July 31, 2009 were $113,497.

Income Taxes
The Company applies the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", to determine deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In June of 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Upon implementation of FIN 48, an entity will be required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which has deferred the implementation of FIN 48 for fiscal years beginning after December 15, 2008.

Since the Company has not implemented the provision of FIN 48, it has continued to follow policy contained in SFAS No.5, "Accounting for Contingencies". Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

Subsequent Events
These financial statements were approved by management and available for issuance on October 26, 2009. Management has evaluated subsequent events through this date.

2 - COMMISSIONS RECEIVABLE

The Company had receivables of $69,100 as of July 31, 2009, which were due from insurance providers for commissions it earned on customers' transactions.

3 - DEPOSITS WITH CLEARING ORGANIZATION

The Company has a clearing deposit of $50,000 with the clearing broker, pursuant to requirements set forth by the clearing broker. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $50,000.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated at any time by either party after giving 30 days written notice.

4 - INVESTMENTS IN SUBSIDIARIES

Investments in wholly-owned subsidiaries, at cost, consist of the following:

Gary Goldberg Planning Services, Inc.	$16,286
Gary Goldberg Advisory Services, Inc.	1,000
	$ 17,286

The Company has not consolidated these subsidiaries, which represents a departure from generally accepted accounting principles. If these entities had been consolidated, assets, liabilities and equity as of July 31, 2009 would have increased by $5,583,000, $2,009,000 and $3,584,000, respectively, and net income for the year ended July 31, 2009 would have decreased $27,000, consisting of a net loss from operations.

5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 507,298
Office equipment	32,495
Leasehold improvements	159,259
Telephone equipment	48,311
Automobiles	69,837
	817,200
Less - Accumulated depreciation and amortization	694,021
	$ 123,179

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes are held by Joan Goldberg. Joan Goldberg is a member of the Board of Directors. Interest expense related to these notes was approximately $68,000 for the year ended July 31, 2009.

Borrowings under subordination agreements, from a related party, consist of the following:

Maturity Date	Annual Interest Rate	Principal Amount
June 30, 2010	10%	$ 100,000
November 1, 2010	Variable, based on rate earned on deposit with clearing broker	200,000
April 30, 2011	10%	570,000
		$ 870,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

7 - PREFERRED STOCK

Each share of preferred stock is convertible into 50 shares of class A – voting common stock, at any time at the option of the holder. The shares of preferred stock have a liquidation preference of $100 per share. The owner of 92% of preferred stock (see Note 9) has waived their right to receive dividends.

8 - INCOME TAXES

The Company files consolidated federal and combined state income tax returns with its wholly-owned subsidiaries, GGPS and GGAS. Material tax effects arising from this consolidation are credited or charged to the inter-company account when applicable and the corresponding income tax expense is credited or charged to income.

8 - INCOME TAXES (Continued)

The provision for income taxes consists of the following:

Current	
Federal	$ 19,127
State	3,394
	$ 22,521
Deferred	
Federal	$ 34,859
State	3,889
	38,748
	$ 61,269

Deferred income taxes represent a reversal of a previously recorded deferred tax asset relating to unused net operating losses utilized in the current year.

9 - RELATED PARTY TRANSACTIONS

Majority Shareholder
Gary M. Goldberg, President and CEO, owns approximately 92% of the common stock of the Company. Pursuant to an employment agreement with the Company covering the year ended July 31, 2009, he received compensation in the form of a base salary and benefits totaling $225,000.

Preferred Stock
Approximately 92% of the preferred stock is held by a trust, the beneficiary of which is Gary M. Goldberg.

Stock Dividends
Gary M. Goldberg has waived his right to receive dividends on his common stock holdings. The trust has waived its right to receive dividends on its preferred stock holdings.

Due From Shareholder
As of July 31, 2009, the Company had advanced $416,428 to Gary M. Goldberg, which is due on demand. The advances are non-interest bearing.

9 - RELATED PARTY TRANSACTIONS (Continued)

Operating Expenses
Certain expenses, consisting primarily of occupancy and office expenses, are allocated between the Company and its subsidiary, GGPS, under an expense sharing agreement. Under the terms of the agreement, certain expenses were allocated 50% to each entity for the year ended July 31, 2009. As of July 31, 2009, the Company has a balance of $39,418 due from GGPS relating to these expense allocations.

Employee compensation and benefits
Most employees of the Company are also employees of GGPS and receive a paycheck from each company. Employee benefits are allocated between the two companies.

Legal Expenses
Legal fees of approximately $62,000 were paid to a law firm in which an individual member of that firm is also a Director and Officer of the Company.

Consulting Expenses
Consulting expenses of approximately $26,000 were paid to Joan Goldberg for her services as a member of the Board of Directors.

See Notes 6 and 11 for additional related party information.

10 - PENSION AND PROFIT SHARING

The Company has a 401(K) plan which covers substantially all full time employees. In accordance with the provisions of section 401(K) of the internal revenue code, participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis, and were $24,413 for the plan year ended July 31, 2009.

11 - COMMITMENTS

Facility Leases
The Company leases office space in Suffern, New York from Goldberg Montebello, LLC, an entity owned by Gary and Joan Goldberg. The lease expires February 28, 2016 and requires monthly payments of $9,757 plus a pro-rata portion of operating and maintenance expenses and real estate taxes.

11 - COMMITMENTS (Continued)

Facility Leases (Continued)
The Company leases office space at other New York locations under annual leases expiring on various dates through May 31, 2011.

Future minimum rental payments required under all leases are as follows:

Year Ending July 31,	
2010	$ 151,582
2011	135,624
2012	117,084
2013	117,084
2014	117,084
Thereafter	185,383
	$ 823,841

Rent expense totaled $168,486 for the year ended July 31, 2009, including rent paid to the related party of $117,084.

Employment Agreements
Gary M. Goldberg has an employment agreement with the Company that provides for compensation in the form of salary, commissions, incentive bonuses, and benefits. The agreement covers the period August 1, 2009 through July 31, 2011. Under the terms of the agreement, Mr. Goldberg's compensation is to include an annual base salary of $150,000, quarterly production bonuses based on certain gross revenues, an annual performance bonus based on company profitability, and benefits. The agreement also provides for certain payments to him, his wife and/or his estate in the event of his disability or death.

The Company has entered into annual employment agreements with certain other key employees that provide for a period of compensation under certain conditions.

12 - GUARANTEES

The Company entered into a guarantee agreement under which it guarantees certain amounts due to the preferred shareholders of GGPS upon the occurrence of a redemption event, as defined, and may not transfer its shares of common stock of GGPS unless the transferee agrees to assume this guarantee.

13 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital. At July 31, 2009, the Company had net capital of $202,982, which exceeds requirements by $177,407. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

14 - MAJOR CUSTOMER

The Company earned commission revenue on sales of one annuity product offered by a major insurance provider which accounted for 70% of its sales for the year ended July 31, 2009. Related commissions receivable totaled $69,100 at July 31, 2009.

15 - PRIOR PERIOD ADJUSTMENT

Retained earnings at July 31, 2008, have been restated to correct an error made in the prior year. Certain employees were paid salary draws during prior years, which should have been expensed. Instead the draws were recorded as prepaid expenses as of July 31, 2008. Had the error not been made, employee compensation and net loss for the year ending July 31, 2008 would have increased by $85,729, net of income taxes of approximately 16,400.

16 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Under certain conditions, generally accepted accounting principles require the consolidation of entities where the usual condition (ownership of a majority voting interest) of consolidation does not apply. If a controlling financial interest exists through arrangements that do not involve voting interests, a company may have exposure (variable interest) to the economic risks and potential rewards from the activities of variable interest entities (VIEs). If a company holds a majority of the variable interests of another entity, it is considered the primary beneficiary, and consolidation of the VIE is required.

Under the above guidelines, the Company has control over an entity that is considered to be a VIE. The entity owns real estate, a significant portion of which is leased to the Company and to GGPS. The Company is considered to be the primary beneficiary of the activities of this entity.

16 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES (Continued)

The Company has not consolidated the VIE, which represents a departure from generally accepted accounting principles. If the entity had been consolidated, assets, liabilities and equity as of July 31, 2009 would have increased/(decreased) by $475,000, $4,353,000 and ($3,878,000), respectively, and net income for the year ended July 31, 2009 would have increased $81,000 consisting of income from operations. The Companies' investment relating to this VIE totaled approximately ($3,878,000) at July 31, 2009, representing the VIE's equity deficiency.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of July 31, 2009

SCHEDULE I

GARY GOLDBERG & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

Computation of net capital		
Total stockholders' deficiency	$	(53,126)
Additions		
Liabilities subordinated to claims of general creditors		870,000
		816,874
Deductions and/or charges		
Non-allowable assets		613,890
Net capital before haircut on money market accounts		202,984
Haircut on money market accounts		2
Net capital	$	202,982
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	383,622
Aggregate indebtedness	$	383,622
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	25,575
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	25,575
Excess net capital	$	177,407
Excess net capital at 1000 percent	$	164,620
Ratio - Aggregate indebtedness to net capital		1.89 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of July 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) Focus report.	$	206,136
Decreases resulting from July 31, 2009 audit adjustments, net		(3,154)
Net capital, as included in this report	$	202,982

See notes to financial statements.

SCHEDULE II

GARY GOLDBERG & CO., INC.

STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Gary Goldberg & Co., Inc.

In planning and performing our audit of the financial statements of Gary Goldberg & Co., Inc. (the "Company"), as of and for the year ended July 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we did identify certain material weaknesses whereby the Company failed to properly record the issuance of preferred stock on December 16, 2008, and failed to expense certain salary draws in the prior fiscal year as explained in footnote 15. The cash proceeds from the issuance totaling $220,000 were applied incorrectly as a reduction of a receivable from the majority shareholder. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements of Gary Goldberg & Co., Inc. as of and for the year ended July 31, 2009 and this report does not affect our report thereon dated October 26, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
October 26, 2009

GARY GOLDBERG & CO., INC.
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-17550

YEAR ENDED JULY 31, 2009

AND

INDEPENDENT AUDITORS' REPORT